UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-845, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

2014 Third Quarter Preliminary Operating Results

On October 24, 2014, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2014. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2014	2Q 2014	% Change Increase (Decrease) (Q to Q)	3Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	5,173,469	5,707,527	(9.36)	5,055,184	2.34
	Cumulative	15,867,557	10,694,088	—	17,235,759	(7.94)
Net operating profit	Specified Quarter	584,272	525,409	11.20	584,548	(0.05)
	Cumulative	1,593,405	1,009,133	—	1,568,908	1.56
Profit before income tax	Specified Quarter	581,529	522,245	11.35	575,473	1.05
	Cumulative	1,602,201	1,020,672	—	1,446,612	10.76
Profit for the period	Specified Quarter	459,780	398,397	15.41	426,566	7.79
	Cumulative	1,231,702	771,922	—	1,004,740	22.59
Profit attributable to shareholders of the parent company	Specified Quarter	456,146	391,687	16.46	426,566	6.93
	Cumulative	1,221,358	765,212	—	1,001,544	21.95

*	Represents the sum of interest income, fee and commission income, gains (losses) on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2014	2Q 2014	% Change Increase (Decrease) (Q to Q)	3Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	3,845,388	4,403,545	(12.68)	3,869,788	(0.63)
	Cumulative	12,022,940	8,177,552	—	13,366,292	(10.05)
Net operating profit	Specified Quarter	435,714	343,551	26.83	416,215	4.68
	Cumulative	1,101,621	665,907	—	1,085,949	1.44
Profit before income tax	Specified Quarter	440,165	369,064	19.27	406,265	8.34
	Cumulative	1,146,566	706,401	—	966,021	18.69
Profit for the period	Specified Quarter	358,504	287,937	24.51	301,887	18.75
	Cumulative	904,673	546,169	—	646,566	39.92
Profit attributable to shareholders of the parent company	Specified Quarter	358,504	287,937	24.51	301,887	18.75
	Cumulative	904,673	546,169	—	646,482	39.94

*	Represents the sum of interest income, fee and commission income, gains (losses) on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		3Q 2014	2Q 2014	% Change Increase (Decrease) (Q to Q)	3Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	727,920	687,428	5.89	748,937	(2.81)
	Cumulative	2,137,654	1,409,734	—	2,202,835	(2.96)
Net operating profit	Specified Quarter	112,527	123,809	(9.11)	147,576	(23.75)
	Cumulative	361,235	248,708	—	413,367	(12.61)
Profit before income tax	Specified Quarter	112,021	123,704	(9.44)	146,588	(23.58)
	Cumulative	359,914	247,893	—	412,416	(12.73)
Profit for the period	Specified Quarter	85,026	94,996	(10.50)	112,078	(24.14)
	Cumulative	274,461	189,435	—	315,677	(13.06)
Profit attributable to shareholders of the parent company	Specified Quarter	85,026	94,996	(10.50)	112,078	(24.14)
	Cumulative	274,461	189,435	—	315,677	(13.06)

*	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 24, 2014	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO